Law Offices of Keller Rohrback P.L.C.	Suite 900 National Bank Plaza 3101 N. Central Avenue Phoenix, Arizona 85012-2600 telephone (602) 248-0088 facsimile (602) 248-2822 Attorneys at Law	Stephen R. Boatwright Direct Lines: (602) 230-6361 (Ph) Sboatwright@KellerRohrback.com www.KellerRohrback.com

April 20, 2006

Thomas Jones, Senior Counsel
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Re:  IsoRay, Inc. Registration Statement on Form SB-2
        File No. 333-129646

Dear Mr. Jones:

IsoRay, Inc. (the "Registrant") has decided to remove the 2,584,227 warrants to purchase common stock, and the shares underlying these warrants, from the above-referenced registration statement. This will reduce the aggregate number of securities being registered in the registration statement from 9,770,337 shares and warrants to 4,601,983 shares of common stock. This is a reduction of 839,039 shares from the Registrant's initial filing of the registration statement in November of 2005. All securities now included in this registration will have been sold prior to November of 2005.

The Registrant is under a contractual obligation to register the shares underlying the warrants (but not the warrants themselves) being removed through a demand registration right that will be exercised in October 2006.

The Registrant will remove the warrants and the shares underlying the warrants from the registration statement when it files its next amendment to the registration statement subsequent to receiving your comments on its March 2006 amendment.

If you would like to discuss this further, please contact me.

                                            Very truly yours,

                                            KELLER ROHRBACK, P.L.C.

                                            By: /s/ Stephen Boatwright
                                                  Stephen Boatwright

SRB:vg
cc        Roger Girard, CEO and Chairman